Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

The following are excerpts from the press release issued by Progenics Pharmaceuticals, Inc. on November 7, 2019:

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●	Lantheus Holdings, Inc. to Acquire Progenics to Form an Innovative Commercial Life Sciences Company with a Diversified Portfolio of Precision Diagnostics and Radiopharmaceutical Therapeutics

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●	Progenics will not hold Q3 2019 earnings conference call due to pending transaction with Lantheus

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“We recently entered into a compelling transaction to combine Progenics with Lantheus. We believe this transaction will accelerate the sales of AZEDRA, optimize our clinical pipeline, generate significant cost synergies, and avoid infrastructure build to create significant long-term shareholder value,” stated Mark Baker, CEO. “By leveraging Lantheus’ experienced management team, long-standing industry relationships, proven expertise in radiopharmaceutical manufacturing and commercialization, complementary portfolio of innovative products, existing infrastructure and robust resources, we believe we will realize significant value for our shareholders. This strategic transaction offers Progenics shareholders a 35% ownership stake in the combined company with strong prospects for top line growth without requiring additional financial leverage or equity dilution. We remain focused on continuing to advance our commercial efforts for AZEDRA and supporting the continued development of our portfolio of PSMA-targeted radiopharmaceuticals, including PyL and 1095. This is a pivotal time for Progenics, and the Board and management team will continue to take the steps necessary to ensure the Company is best positioned to drive long-term value for all shareholders.”

Third Quarter and Recent Key Business Highlights

Corporate Update

●	Lantheus Holdings, Inc. (“Lantheus”) to Acquire Progenics to Form an Innovative Commercial Life Sciences Company with a Diversified Diagnostics and Therapeutics Portfolio

In October 2019, we announced the signing of a definitive agreement in which Lantheus will acquire Progenics in an all-stock transaction, offering a significant upside opportunity to the combined shareholders from a diversified, high growth portfolio with the potential for strong, growing profits. The combination of Lantheus and Progenics forms a leader in precision diagnostics and radiopharmaceutical therapeutics. The combined company will have significant product and cost synergies that will diversify and sustain growing revenues and will drive incremental profitability and cash flow. The combined company will be led by Lantheus Chief Executive Officer, Mary Anne Heino. Ms. Heino will be supported by Chief Financial Officer, Robert J. Marshall Jr., and Chief Operations Officer, John Bolla. Following the closing, Bradley Campbell, currently a member of Progenics’ Board of Directors, will be added as a member of the Board of Directors of Lantheus Holdings.

The transaction is expected to close in the first quarter of 2020, subject to approval by Lantheus and Progenics stockholders, regulatory approvals, and customary closing conditions. Additional details can be found here.
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Third quarter selling, general and administrative expenses increased by $4.4 million compared to the corresponding prior year period, primarily due to increases in legal and advisory fees associated with the acquisition agreement with Lantheus and the contested election at our 2019 annual meeting of shareholders and the ongoing consent solicitation campaign.
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About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Forward Looking Statements

This press release contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for shareholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only and are subject to risks and uncertainties that could cause actual events or results to differ materially. These risks and uncertainties include, among others: risks associated with the proposed merger transaction with Lantheus Holdings, Inc.; market acceptance for approved products; the risk that the commercial launch of AZEDRA may not meet revenue and income expectations; the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; the unpredictability of the duration and results of regulatory review of New Drug Applications (NDA) and Investigational NDAs; the inherent uncertainty of outcomes in the intellectual property disputes such as the dispute with the University of Heidelberg regarding PSMA-617; our ability to successfully develop and commercialize products that incorporate licensed intellectual property; the effectiveness of the efforts of our partners to market and sell products on which we collaborate and the royalty revenue generated thereby; generic and other competition; the possible impairment of, inability to obtain and costs of obtaining intellectual property rights; possible product safety or efficacy concerns, general business, financial, regulatory and accounting matters, litigation and other risks ; the costs and management distraction attendant to activist shareholder campaigns; and risks related to changes in the composition of our Board of Directors as a result of the current consent solicitation. More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (the “SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this press release as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Additional information concerning Progenics and its business may be available in press releases or other public announcements and public filings made after this press release. For more information, please visit www.progenics.com. Information on or accessed through our website or social media sites is not included in the company’s SEC filings.

(PGNX-F)

Contact

Melissa Downs

Investor Relations

(646) 975-2533

mdowns@progenics.com